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                                                                File No. 70-9499


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 Amendment No. 4
                                       To
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                    Conectiv
                         Atlantic City Electric Company
                         Delmarva Power & Light Company
                                 800 King Street
                              Wilmington, DE 19899
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                     (Name of company filing this statement
                   and address of principal executive offices)


                                    Conectiv
                  --------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
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                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

         Peter F. Clark, Esquire                  Joyce Koria Hayes, Esquire
         General Counsel                          7 Graham Court
         Conectiv                                 Newark, DE 19711
         (address above)

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Item 1.  Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

The application as previously filed is amended to add the following information under Item 1:

         Conectiv continues to be in stable financial condition. Both Standard and Poor's and Moody's continue to rate Conectiv's unsecured debt investment grade:

         Agency            Conectiv         Delmarva               ACE
         ------            --------         --------               ---
         Moody's             Baa1              A3                  Baa1
         S & P          BBB+/Stable/A-2   A-/Stable/A-1       BBB+/Stable/A-2

         As of March 31, 2000, Conectiv had cash and cash equivalents of approximately $81 million and access to additional cash through the Company's credit facilities. After the payment of the First Quarter 2000 Dividend and the Second Quarter 2000 Dividend of $24 million each, Conectiv will continue to have more than sufficient cash to meet the operating needs of its operating utility companies. Conectiv expects that earnings and normal cash flow will be available during future quarters. Each quarterly dividend is projected to represent approximately 2% of Conectiv's capital surplus.



                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: April 19, 2000
                                         Conectiv

                                         By: /s/ Philip S. Reese
                                         Vice President and Treasurer


                                         Atlantic City Electric Company

                                         By /s/ Philip S. Reese
                                         Vice President and Treasurer


                                         Delmarva Power & Light Company

                                         By: /s/ Philip S. Reese
                                         Vice President and Treasurer


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